Exhibit 4.74

February 7, 2008

PERSONAL & CONFIDENTIAL

Mr. Dan Brazier

***

1.                                      EMPLOYMENT

Since July 17, 1998, you have been employed with DRAXIS Health Inc. (“DRAXIS”).  As of January 1, 2008, you shall be employed with DRAXIS as its President & Chief Executive Officer on the terms and conditions contained in this Agreement, the terms of which have been agreed to by you as of December 27, 2008.  You will report to the Board of Directors of DRAXIS (hereinafter referred to as the “Board”).  As President and Chief Executive Officer, you shall be responsible for DRAXIS’ day-to-day operations.  You will lead its Senior Management Team, chair its management meetings and oversee its planning process and the expansion of its business interests.  In addition, you will perform any additional employment responsibilities assigned to you by the Board from time to time, provided that such responsibilities are consistent with the executive nature of the position.

2.                                      BASE SALARY

DRAXIS will pay to you during the term of this Agreement, effective January 1, 2008, a gross salary of $450,000 per annum (“Base Salary”), payable semi-monthly, in arrears, in 24 equal instalments of $18,750.  This Base Salary will be reviewed each year thereafter, in accordance with DRAXIS’s regular administrative practices of salary review applicable to the executive officers of DRAXIS.  Any salary increases shall be determined on merit on the approval of the Board.  The Board will inform you of any increases in your salary in advance of the implementation date.

As an officer of DRAXIS, you will be provided and have paid for directors’ and officers’ liability insurance and in any event DRAXIS will indemnify and save you harmless from any action arising within the scope of your employment responsibilities for DRAXIS, and its Affiliates (as such term is defined in the Canada Business Corporations Act) (“Affiliates”) [hereinafter collectively referred to as the “DRAXIS Group”].

3.                                      BENEFITS

You will be entitled to participate in all benefit plans which the DRAXIS Group shall, from time to time make available to its executive employees, subject to applicable eligibility rules thereof.  The benefits currently offered are:

•                  major medical

•                  drug

•                  dental

•                  group life

•                  short and long term disability

•                  accidental death and dismemberment

DRAXIS HEALTH INC./SANTÉ DRAXIS INC

16751 Trans Canada Highway, Kirkland, Québec, Canada H9H 4J4 Tél: (514) 694-8220 Fax: (514) 694-8201

You will also be entitled to an amount of up to 5% of your Base Salary, which exact percentage shall be determined from year to year in lieu of participation in DRAXIS’ Retirement Savings Program. (the “DRSP Amount”)

4.                                      STOCK OPTION PLAN

Subject to DRAXIS Board of Directors’ approval, you will be eligible to participate in the 2006 Stock Option Plan, copy thereof provided herewith as Schedule “A”, which DRAXIS shall, from time to time, make available to employees, in accordance with the terms and conditions of said plan.

5.                                      DEFERRED SHARE UNIT PLAN

You will be eligible to participate in DRAXIS’ Deferred Share Unit Plan, in accordance with the terms and conditions of that plan, a copy thereof provided herewith as Schedule “B”.  The Deferred Share Unit Plan has been established to provide selected employees of DRAXIS and its Affiliates with the opportunity to acquire share equivalent units convertible to cash or common shares of DRAXIS.

6.                                      DISCRETIONARY BONUS

The Board of Directors of DRAXIS, in its sole discretion, based on the Bonus and Objectives Plan that is in force for all senior executives of DRAXIS, may declare a bonus payable.  Such bonus payment is not guaranteed and payment of a discretionary bonus in any prior year is not a promise or guarantee of payment in subsequent years.  Further, to receive any discretionary bonus payment, should one be declared, you must be actively employed on December 31st of the calendar year for which the bonus is declared.  Actively employed does not include any period of time for which you are receiving severance payments under this Agreement or by statute.  Should a discretionary bonus be declared, you may be eligible to receive an amount up to a maximum equivalent to 50% of your Base Salary, or such other amount as may be determined by the Board, in its sole discretion.  For greater clarity, the maximum equivalent of 50% shall be for the fiscal year commencing on January 1, 2008.

7.                                      LONG TERM INCENTIVE PLAN

The parties agree that a Long Term Incentive Plan (“LTIP”) is an integral component of the overall compensation of the position of President and Chief Executive Officer and that the parties will negotiate a LTIP award arrangement by no later than March 31, 2008 unless such date is mutually extended.  Said incentive plan may take the form of the LTIP’s offered to the President of DRAXIS Specialty Pharmaceuticals Inc. (“DSPI”) or options or other compensation with a value potential commensurate with the additional responsibility and authority of the position of President and Chief Executive Officer and in no event shall be less than the value potential of the LTIP’s offered to the President of DSPI.

8.                                      MEMBERSHIPS AND PUBLICATIONS

DRAXIS will pay all professional memberships, dues and levies deemed necessary by the Board to the conduct of your position.

9.                                      VACATION

You shall be entitled to five (5) weeks vacation per annum to be taken at a time or times acceptable to the Board, having regard to its operations.  There shall be no vacation time carried over from one calendar year into the following calendar year, unless previous authorization has been received from the Board.

10.                               TRAVEL AND ACCOMODATION ALLOWANCE

DRAXIS will grant you, effective January 1, 2008 the following travel and accommodation allowance: (i) transportation to Montréal from Toronto for two years, (ii) a housing allowance of up to CDN$2,000 per month for up to twenty-four (24) months while in Montréal, and (iii) car rental  (economy class) for a period of twenty-four (24) months, while in Montréal.  Receipts for all of these expenses will have to be provided to DRAXIS prior to their reimbursement.  Thereafter the travel to Montréal, the housing and the car rental are to be personally paid by you.

11.                               EXPENSES

DRAXIS agrees that it shall reimburse you for Automobile mileage allowance as permitted by Canada Customs and Revenue Agency in the event that you will use your personal car, all other reasonable traveling and other out-of-pocket expenses actually and properly incurred in connection with your duties with DRAXIS and within the policies that are enacted from time to time by DRAXIS with respect to executive expenses.  For all such expenses you agree you will furnish statements and vouchers as and when required by DRAXIS.

DRAXIS agrees to provide you with a BlackBerry and a portable laptop that will remain at all times DRAXIS’s property.

DRAXIS will reimburse you for independent legal counsel with respect to the review of this agreement to a maximum of $3,000 upon presentation of appropriate receipts.

12.                               DEDUCTIONS

All salary and other payments and allowances outlined in this Agreement are subject to such withholding and deduction at source as may be required by law.

13.                               EMPLOYEE’S COVENANTS

You agree that you shall devote the whole of your working time, attention and ability to the business of DRAXIS and shall use reasonable best efforts to promote the interests of DRAXIS.

You agree that you shall duly and diligently perform all the duties assigned to you while in our employ and shall well and faithfully serve DRAXIS.

You also agree that while employed with DRAXIS you shall not, without the prior written consent of DRAXIS, engage or otherwise be concerned in any other business or occupation, or become a director, officer, agent or employee of any other entity.

Furthermore, you specifically agree that you shall respect and comply with DRAXIS’s Disclosure and Insider Trading Policy, as amended from time to time, copy thereof provided herewith as Schedule “C” to form an integral part of this Agreement, DRAXIS’s Code of Ethics and Business Conduct, as amended from time to time, copy thereof provided herewith as Schedule “D” to form an integral part of this Agreement, and all and any relevant rules and legislation, such as, without limiting the generality of the foregoing, the rules on Insider Trading in the TSX Company Manual, the Ontario Securities Act, the

Canada Business Corporations Act, Quebec Securities Act and any applicable U.S. legislation.  You acknowledge that your senior position with DRAXIS will deem you an insider of DRAXIS and therefore subject to applicable mandated insider regulatory and company share trading policies and restrictions.

14.                               CONFIDENTIAL INFORMATION, NON-SOLICITATION AND NON-COMPETITION

(a)           Non-Disclosure of Confidential Information

As DRAXIS’s President and Chief Executive Officer, you acknowledge that you are creating, having access to, and require knowledge of confidential and commercially valuable information of the DRAXIS Group, the unauthorized use or disclosure of which could cause the DRAXIS Group serious and irreparable damage.

(1)           “Confidential Information” means all information, and all documents and other tangible things recording any such information, relating to or useful in connection with the business of the DRAXIS Group, whether or not a trade secret within the meaning of the applicable law, which at the time or times concerned is not generally known to Competitors (as defined below) and which has been or is from time to time disclosed to or developed by you as a result of your employment with DRAXIS.  Confidential Information includes, but is not limited to, the following information of the DRAXIS Group:

(i)	new products;
(ii)	marketing strategies and plans;
(iii)	development strategies and plans;
(iv)	manufacturing processes and technologies;
(v)	research in progress and unpublished manuals or know how;
(vi)	regulatory filings;
(vii)	identity of and relationship with licensees, licensors or suppliers;
(viii)	finances, financial information, financial management systems;
(ix)	market research;
(x)	market experience with products;
(xi)	customer lists;
(xii)	compensation and benefits provided to employees;
(xiii)	any other research, information or documents which you are told or reasonably ought to know that the DRAXIS Group regards as proprietary or confidential; and
(xiv)

any legal advice provided to the DRAXIS Group, its officers, directors, employees or agents during the course or your employment and any details involving the DRAXIS Group’s position with respect to any litigation matter or prospective litigation matter which exists at the time of termination.

(2)           You agree that you shall hold all Confidential Information in the strictest confidence, as a fiduciary.  Without limiting such obligation, you shall use Confidential Information only at times and places designated by the DRAXIS Group in furtherance of the business of the DRAXIS Group.  You shall not, except where the DRAXIS Group otherwise provides its prior written consent or where required by law, directly or indirectly disclose to any Person any Confidential Information, directly or indirectly sell, give, loan or otherwise transfer any Confidential Information or copy thereof to any Person, publish, lecture on or display any Confidential Information to any Person or use Confidential Information for your own benefit or the benefit of any other Person.

(3)           Your obligations under this Section shall remain in effect with respect to each item of Confidential Information until the date upon which such Confidential Information has been publicly disclosed in a manner properly authorized by the DRAXIS Group or otherwise has become known to Competitors without any breach of this Section by you.

(4)           For purposes of this Agreement, “Competitor” shall mean any Person which engages or is preparing to engage, in whole or in part, in the design, development, manufacture, marketing or sale of any products or services which compete directly with a product or service which, during the 12 months prior to the termination of this Agreement and your employment hereunder for any reason, the DRAXIS Group marketed or at the time of termination of this Agreement and your employment hereunder, is then preparing to market.

(5)           For purpose of this Agreement, “Person” shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

(b)           Non-Solicitation and Non-Competition

(1)           You acknowledge that the pharmaceutical and over-the-counter drug industries are highly competitive businesses. You are a key executive of DRAXIS, and as a result of your senior position, you confirm that you have acquired extensive background in and knowledge of the DRAXIS Group’s business and the pharmaceutical and over-the-counter drug industries in which the DRAXIS Group operates. You further acknowledge that the DRAXIS Group develops and markets its products on a North American  and European basis.  More particularly, the DRAXIS Group develops products in Canada and in the eastern part of the United States comprising the states of Connecticut, Florida, Delaware, Georgia, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, and West Virginia [hereinafter referred to as the “Territory”].  Accordingly, you agree that in the course of your employment with DRAXIS, and thereafter for a period of one year you shall not, without the prior written authorization of the Chairman of the Board whether as principal, as agent, or as an employee of, or in partnership, or association with any other Person, in any manner whatsoever directly or indirectly:

(i)

become employed by or associated or affiliated with any Competitor of the DRAXIS Group in the Territory in a function dealing with a product or service, which during the twelve-month period immediately prior to the termination of this Agreement and your employment hereunder, for any reason, competed directly with a product or service of the DRAXIS Group;

(ii)

seek to employ or encourage others to employ or otherwise engage employees, agents or subcontractors of the DRAXIS Group (who are employees, agents or subcontractors on the date this Agreement terminated) or seek to in any way disrupt their business relationship with the DRAXIS Group;

(iii)

obtain by any means whatsoever the business of any Person who at the time of the termination of this Agreement and your employment hereunder, was a customer of the DRAXIS Group, if to obtain such business may result in a reduction of that Person’s business with the DRAXIS Group;

(iv)

approach any Person who at the time of the termination of this Agreement and your employment hereunder was a customer of the DRAXIS Group with the intention of soliciting or enticing the business of that Person away from the DRAXIS Group.

(c)           Reasonableness

You agree that the obligations set out in Sections 14(a) and (b) together with your other obligations under this Agreement are reasonably necessary for the protection of the DRAXIS Group’s proprietary and business interests and you expressly agree that:

(i)	the scope of each of the covenants set out in Sections 14(a) and (b) above are in all respects, and in particular, in respect of Territory, time and subject matter, necessary and reasonable;
(ii)

given your general knowledge and experience, the obligations contained in this Agreement will not preclude you from becoming gainfully employed with other employers who are not Competitors following termination of this Agreement and your employment hereunder for any reason;

(iii)	your agreement to Sections 14(a) and (b) is a key incentive to DRAXIS formalizing the current terms and conditions of your employment.

(d)           Breach of Agreement

You also recognize that any breach of the terms and conditions of this Agreement by you will result in material damage to the DRAXIS Group, although it may be difficult for the DRAXIS Group to establish the monetary value of such damage. You therefore agree that the DRAXIS Group shall be entitled to injunctive relief, in addition to any other remedies available to it, in a court of appropriate jurisdiction in the event of any breach or threatened breach by you of any of the provisions of this Agreement.

15.                               TERMINATION OF EMPLOYMENT

(a)                                  Termination by DRAXIS With Cause

DRAXIS may terminate this Agreement and your employment hereunder at any time With Cause, as that term has been interpreted pursuant to the laws of the Province of Ontario, Without Notice and without payment of any kind of compensation either by way of anticipated earnings or damages of any kind, it being understood that all Base Salary, accrued vacation pay and all expense claims in accordance with the terms of this Agreement incurred up to the date of termination shall be payable to you.

(b)                                  Termination by DRAXIS Without Cause and Without Notice

DRAXIS may terminate this Agreement and your employment hereunder, in its sole discretion, without notice and Without Cause, effective immediately upon the date you are advised of the termination (“the Date of Termination.”).

If your employment is terminated Without Cause pursuant to this Section, DRAXIS shall:

1)                                                              Pay to you in a lump sum a severance allowance equivalent to eighteen (18) months of your then current Base Salary and, notwithstanding Section 6, a prorated portion of any eligible bonus payment up to the Date of Termination to be paid only after the determination by the Board that there shall be a bonus payment for the year in which the termination took place and if the mutually agreed to management business objectives have been achieved up to the Date of Termination.  In addition, you will be entitled to the prorated portion of the DRSP Amount to the Date of Termination if the Date of Termination is prior to December 31 (for example: if the Date of Termination is February 28th, you would be entitled to the DRSP Amount owed for the previous year, if not already paid, and the prorated portion of the DRSP Amount for the period of January 1st to February 28th).  Finally, you will also be entitled to receive six (6) months coverage in the DRAXIS benefit plan program (as set out in Section 3) from the Date of Termination except for out of country medical coverage and short and long term disability, which shall cease immediately upon the Date of Termination.

2)                                                              Pay to you all outstanding vacation pay and any earned but unpaid Base Salary up to the Date of Termination within two weeks of the Date of Termination.

3)                                                              Reimburse you for any business expenses incurred by you up to and including the Date of Termination following provision by you of applicable receipts.

The payment referred to in paragraph 1, above, shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following such termination or otherwise mitigating any damages arising from such termination.  Further, the payment referred to in paragraph 1, above, is in excess of and inclusive of all statutory payments, including statutory termination and severance, and any other entitlement you may have under the Employment Standards Act 2000 which may be owed to you.

The amounts paid to you pursuant to this paragraph shall be subject to all required deductions.

Upon termination of your employment in accordance with this Section 15(b), you shall return to DRAXIS all stock options, and other securities which have not vested or accrued during your employment with DRAXIS, the whole in accordance with the terms and conditions set forth in the option agreements.

(c)                                  Termination Payment Following a Change of Control

(1)           In accordance with section 15(c) (2) below, if there is a Change of Control (as hereinafter defined) you shall be entitled to the following:

A.                                                           the amounts of any unpaid Base Salary earned up to and including Date of Termination;

B.                                                             Any unpaid vacation pay earned up to and including Date of Termination;

C.                                                             a lump sum amount, equal to: three (3) times your then current Base Salary and three (3) times the amount paid as a discretionary Bonus for the preceding calendar year immediately prior to the date of the Change of Control, it being agreed that if no bonus payment was made for the preceding year, you will be entitled to receive a payment equal to three (3) times the prorated portion of any eligible bonus payment up to the Date of Termination to be paid only after the determination by the Board that there shall be a bonus payment for the year in which the termination took place and if the mutually agreed to management business objectives have been achieved up to Date of Termination;

D.                                                            a lump sum equal to three (3) times the prorated portion of the DRSP Amount to the Date of Termination if the Date of Termination is prior to December 31 (for example: if the Date of Termination is February 28th, you would be entitled to the DRSP Amount owed for the previous year, if not already paid, and three (3) times the prorated portion of the DRSP Amount for the period of January 1st to February 28th);

E.                                                              the right to exercise all DRAXIS stock options and other DRAXIS securities including those not then otherwise exercisable as provided for below;

F.                                                              reimburse you for any business expenses incurred by you up to and including the Date of Termination following provision by you of applicable receipts;

G.                                                             The right to receive six (6) months coverage in the DRAXIS benefit plan program (as set out in Section 3) from the Date of Termination, except for out of country medical and short and long term disability, which shall cease immediately upon the Date of Termination.

The payments referred to in Section 15(c), above, shall be guaranteed and shall not be subject to set off or deduction as a result of your obtaining alternate employment following termination or otherwise mitigating any damages arising from termination.  Further, the payment referred to in Section 15(c) (1) (C) above, is inclusive of all statutory payments, including statutory termination and severance, which may be owed to you following termination.

The amounts paid to you pursuant to this paragraph shall be subject to all required deductions.

For the purposes of this Agreement, a Change of Control shall be deemed to occur in the following circumstances.

In the event that at any date following the date of signature hereof:

(i)                                     the acquisition by any persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of voting securities of the Corporation which, together with all other voting securities of the Corporation held by such persons, constitute in the aggregate more than 20% of all outstanding voting securities of the Corporation;

(ii)                                  an amalgamation, arrangement or other form of business combination of the Corporation with another corporation which results in the holders of voting securities of that other corporation holding, in the aggregate, more than 20% of all outstanding voting securities of the Corporation resulting from the business combination; or

(iii)                               the sale, transfer, lease or exchange of 50% or more of the property of the Corporation to another person or corporation, other than in the ordinary course of business of the Corporation, or to a Subsidiary.

and the Board of Directors of DRAXIS (the “Board of Directors”) recommends acceptance of such offer to the Shareholders of DRAXIS (the “Shareholders”) or, if the Board of Directors has made no recommendation, the Shareholders have approved or accepted the proposed transaction, then any option, including options not then otherwise exercisable held by the you, shall become immediately exercisable upon the issuance of the recommendation of the Board of Directors or the approval or acceptance of the Shareholders, as the case may be.

For greater clarity, no provision in this employment agreement shall be deemed to supersede any provision of the Stock Option Plan of DRAXIS, as amended from time to time, with respect to the right to exercise options held by the employee in certain circumstances.

(2)           Except for the ability to exercise all stock options upon a Change of Control as provided in Section 15(c)(1)(E), the payments and entitlements outlined in Section 15(c) (1) shall become due and payable if, and only if:

A.                                                           there has been a Change of Control; and

B.                                                             within 12 months following any Change of Control:

(i)             your employment is terminated without cause by DRAXIS or by any successor employer to DRAXIS, as the case may be; or

(ii)          by its conduct as described below, DRAXIS or any successor employer to DRAXIS, as the case may be, constructively terminates your employment by:

•                  relocating the position and/or location of your principal office more than 20 kilometers from the location of your office which is Kirkland, Québec on the date immediately prior to the Change of Control, without your consent; or

•                  materially reducing your title, reporting relationship, responsibilities or authority without your consent; or

•                  reducing the salary paid to you by DRAXIS or the successor employer or terminating or materially reducing the value of your benefit programs, including, but not limited to, life insurance benefits, accidental death and dismemberment benefits, long term disability benefits, extended health coverage and dental benefits, which are referred to in Section 3 above;

C.                                                             And, you elect in writing to receive the payments outlined in Section 15(c)(1).

(d)                                  Termination by DRAXIS Without Cause upon Disability

If, as a result of incapacity due to physical or mental illness, you are unable to render services of substantially the kind and nature, and substantially to the extent required to be rendered in accordance with this Agreement, and if such incapacity is expected to continue for a period of at least twelve consecutive months from the date such incapacity commenced (“Absence Date”) this Agreement may be deemed to be frustrated. Your employment hereunder shall cease to be effective on the tenth day after written notice of cessation of employment (“Notice of Cessation”) to you, provided that prior to such cessation DRAXIS has been furnished with the written certification of a qualified medical doctor designated by DRAXIS and you jointly which states that you are and are expected to continue to be for at least twelve consecutive months from the Absence Date, unable to render such services by reason of such incapacity and the date upon which such incapacity commenced.  If DRAXIS and you are unable to agree on the designation of a qualified medical doctor to make such determination, then each party shall designate a medical doctor who, together, shall agree upon a third qualified medical doctor to make such determination.  The decision of the third medical doctor shall be binding on DRAXIS and you.  You consent to submit to such examination as may be required by any such medical doctor or doctors.

If your employment ceases pursuant to this Section, you shall be entitled to receive a total amount equivalent to eighteen (18) months of your then current Base Salary, commencing on the date upon which the Notice of Cessation is delivered and payable in 36 regular payments equivalent to your regular semi-monthly Base Salary on the regular DRAXIS pay days. If you are in receipt of disability benefits payable pursuant to the benefit plans described above, then each semi-monthly payment payable by DRAXIS shall be reduced by an amount equivalent to the disability benefits payment received during that pay period.  Notwithstanding the cessation of your employment pursuant to this Section, you shall be entitled to retain and exercise, within a period of 6 months following the Notice of Cessation, all stock options which have vested or accrued during your employment with DRAXIS.

(e)                            Death

In the event that you should die during the term of this Agreement, your employment shall automatically terminate.  All salary, vacation pay and any bonus payments earned to date of death but unpaid will be paid to your estate, however, no other payment of any compensation either by way of anticipated earnings or damages of any kind shall be paid and Section 15(g) shall be applicable.

(f)                              Resignation and Retirement

You shall provide DRAXIS with three months notice, in writing, of your resignation or your retirement from DRAXIS.  Unless the Board of Directors of DRAXIS otherwise determines, you shall return to DRAXIS all stock options granted to you during your employment with DRAXIS which have not vested as of the date you cease to be an employee of DRAXIS and/ or the DRAXIS Group.

(g)                           No Further Notice or Compensation

Upon termination of your employment under this Agreement, you shall not be entitled to any further grants of stock options nor shall you be entitled to any further participation in any other incentive plan of the DRAXIS Group other than as specifically set forth in this Agreement. For all purposes, “termination of your employment” and “termination date” shall be the final day of employment with DRAXIS, and shall not be deemed to include any period during which you may be entitled to statutory notice, statutory termination pay or any contractual or statutory notice period and in particular, shall not be deemed to include the notice period identified above.

(h)                           Release and Discharge

All payments in accordance with Section 15 are subject to the execution by you of DRAXIS’ standard release and discharge documents.

16.                               FAIR AND REASONABLE

The parties confirm that the notice requirements and pay in lieu of notice provisions set out above in Section 15 are fair and reasonable and that no further notice or payments of any kind are owed or required.  The parties agree that upon any termination of this Agreement by DRAXIS or upon any termination of this Agreement by you, that you shall have no action, cause of action, claim or demand, either statutory or at common law, against the DRAXIS Group or any other Person as a consequence of such termination.

17.                               RETURN OF PROPERTY

In the event your employment with DRAXIS is terminated for any reason, including resignation or retirement, you will immediately return all DRAXIS property in your possession or under your control.

18.                               PROVISIONS OPERATING FOLLOWING TERMINATION

Notwithstanding any termination of your employment with or without cause, Sections 13, 14, 15, 16, 17 and 19 and any provision of this Agreement necessary to give it efficacy shall continue in full force and effect following such termination.

19.                               ACKNOWLEDGEMENT

You acknowledge that the DRAXIS Group shall not, for any purpose, including in the event of a subsequent termination, be required to recognize or take into account any prior service with your previous employers.

20.                               SEVERABILITY

If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

21.                               NOTICE

Any notice to be given in connection with this Agreement shall be given in writing and may be given by personal delivery or by registered mail (or by fax if to DRAXIS) addressed to the recipient as follows:

To:	Mr. Dan Brazier
***

To:	DRAXIS HEALTH INC.
16751 Trans-Canada Highway
Kirkland, Québec
H9H 4J4
Attention: Chairman of the Board of Directors
Fax No: (514) 630-7159

And a copy to the General Counsel and Secretary
DRAXIS Health Inc.
16751 Trans Canada Highway
Kirkland, Québec
H9H 4J4
Fax No: (514) 630-7159

or such other address or individual as may be designated by notice by either party to the other.  Any notice given by personal delivery or by fax shall be deemed to have been given on the day of actual delivery and, if made or given by registered mail on the third day, other than a Saturday, Sunday or a statutory holiday in Quebec, following the deposit thereof in the mail.

22.                               GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and Canada applicable thereto.

23.                               BENEFIT OF AGREEMENT

This Agreement shall enure to the benefit of and be binding upon your heirs, executors, administrators and legal personal representatives and the successors and assigns of DRAXIS respectively.

24.                               ENTIRE AGREEMENT

This Agreement and its Schedules constitute the entire agreement between the parties with respect to your terms and conditions of employment and cancel and supersede any prior understandings and agreements between the parties to this Agreement, including, without limitation the Original Agreement dated July 17, 1998, as amended and the Agreement dated April 27, 2004, as amended and any amendments thereto.  There are no representations, warranties, forms, conditions, undertakings or collateral agreements expressed, implied or statutory between the parties other than as expressly set forth in this Agreement and its Schedules.  You waive any right to assert a claim based on any pre-contractual representations, negligent, or otherwise, made by the DRAXIS Group.

To acknowledge that the terms of employment as expressed in this Agreement are acceptable to you, please execute the enclosed copy of this letter as indicated below and return it to me at your earliest opportunity.

Yours truly,

DRAXIS HEALTH INC.

Per:	/s/ Brian King
Brian King, Chairman
Board of Directors

I accept the above-noted terms of employment with DRAXIS Health Inc. as President and Chief Executive Officer, I agree to comply with and be bound by the terms of employment outlined in this Agreement.

Dated at Montréal, the 19 day of February, 2008.

/s/ Alida Gualtieri	/s/ Dan Brazier
Witness	Dan Brazier

23.	BENEFIT OF AGREEMENT	11

24.	ENTIRE AGREEMENT	12

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